

December 30, 2011

Via Email
Theresa A. Hoyt
Authorized Representative
BREF HR, LLC
Three World Financial Center
200 Vesey Street, 11th Floor
New York, NY 10281

 Re: BREF HR, LLC
  Amendment No. 1 to Registration Statement on
  Form 10
  Filed December 5, 2011
  File No. 000-54532

Dear Ms. Hoyt:

 We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Financial Data, page 33

Unaudited Pro Forma Statement of Operations, page 34

1. We note your response to prior comment 11 and reissue the comment in part. Please further elaborate on the mechanics of the calculation of the incentive management fee. Tell us how the benchmark of prior year adjusted EBITDA is determined. Also, advise us why you have utilized an average monthly amount rather than applying the new terms of the management agreement to the actual adjusted EBITDA amounts. Please revise the footnote to the pro forma statements to clearly show how the amounts were calculated.

2.   We note your response to prior comment 12. Please clearly note in footnote (4) that the reason for the impairment adjustment is due to the fact that the 11-acre parcel of land was not part of the assets conveyed to the company pursuant to the Assignment. Also, clarify if there were any other assets that were not conveyed to the company pursuant to the Assignment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 39

Results of Operations for the Nine Months Ended September 30, 2011 Compared to the Results of Operations for the Nine Months Ended September 30, 2010 for the Company and HRH Holdings, page 42

3.   Please expand your discussion of Casino Lease revenue to clarify whether it is included in your consolidated financial statements.

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

4.   We note your response to prior comment 16. Please address the following additional items:
   • We note that you value component (i) based on the royalty rate that would be paid for use if your current license was not royalty free. It is unclear if the "market" royalty rate that you imputed already reflects the right to sub-license the trade name. If so, please clarify why you have added components (ii) and (iii);
   • Notwithstanding the first bullet point, tell us how you determined that it is appropriate to value component (ii) using the present value of the projected future royalty streams discounted at 13% rather than valuing it based only on in-place value of the sub-licenses;
   • Notwithstanding the first bullet point, tell us how component (iii) meets the definition of an intangible asset. Please address whether this component is identifiable based on the criteria detailed in ASC 805-20-25-10; and
   • Tell us the growth rates used in the five-year revenue forecasts and the basis for those rates. Also, tell us the basis for the each of the discount rates and the terminal growth rate used.

Valuation of Fixed Assets, page 58

Buildings, site improvements, and furniture fixtures and equipment ("FF&E"), page 58

5.   Please tell us why you believe that a cost approach methodology is most appropriate to value these fixed assets. Tell us what consideration you gave to using an income method.

6.   You disclose that you establish a maximum value that is allocable to fixed asset classes by deducting working capital items and intangible assets from a reasonably computed enterprise value. Please tell us your basis in GAAP for this method of allocation. Clarify your consideration of goodwill in this analysis, and tell us if you applied the maximum value.

Valuation of Intangible Assets, page 58

Rated Player Relationships, page 58

7.   You state that due to your financial performance and high fixed asset base, you used a variation of the cost approach rather than an income approach to value the "Player" relationships. Please further explain why you believe that a cost approach is appropriate. Address how you have captured the economic benefits expected from the future cash flows and other factors that may be important to how a marketplace participant might assess the asset.

Unaudited Consolidated Financial Statements of the Company

Notes to Unaudited Consolidated Financial Statements, page F-69

1. Company Structure and Significant Accounting Policies, page F-69

The Assignment, page F-69

8.   We note your response to prior comment 18. Please additionally clarify the following:
    • Explain why you included the excess land near Hard Rock Hotel & Casino Las Vegas in your BEV. Your response to prior comment 12 states that the adjacent land was not a part of the assets conveyed to you pursuant to the Assignment.
    • Also, please quantify the amount of BEV attributable to anticipated future net cash flow streams from new venue initiatives as well as other anticipated third party licensing opportunities. Please describe these "new venue initiatives." Also, tell us your basis for including both of these amounts in your BEV. Since you are utilizing a "most likely" case projection of future revenues, etc., tell us how you determined that future cash flows from these sources are "most likely."
    • Tell us the growth rates utilized in your projections for years 2011 through 2016 and your basis for those rates.

5. Intangible Assets, page F-77

9.   We note your response to prior comment 19. You state that the average tenure of the typical Player at March 1, 2011 was in the range of five to seven years. In light of this fact, please explain how you determined the remaining life of the "Player" relationships to be 10 years. Specifically address how you determined 10 years to be the period over which the asset is expected to contribute directly or indirectly to your future cash flows. For reference, see ASC 350-30-35-1 through 5.

9. Commitments and Contingencies, page F-81

10.   We note your response to prior comment 20 and reissue the comment. Considering that the Hard Rock IP Action is presently in settlement discussions and a court-supervised process of mediation, it is unclear how you currently are unable to estimate a reasonably possible range of loss related to such litigation. Please advise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Matthew D. Bloch, Esq.